

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Thomas M. Belk, Jr.
Chairman of the Board and Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

>   **Re:**   **Belk, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 2, 2013**
>   **Filed April 17, 2013**
>   **Response dated March 11, 2014**
>   **File No. 000-26207**

Dear Mr. Belk:

We have reviewed your response dated March 11, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended February 2, 2013 and January 28, 2012, page 17

1. We note your response to comment 1 in our letter dated February 26, 2014, and are reissuing the portion of our comment relating to your discussion and analysis of cost of goods sold within MD&A. In your response to comment 1 of our letter dated January 30, 2014, you provided a discussion of how you analyze cost of goods sold and what generally drives activity. As previously requested, since the information included in said

response provides insight as to how management views and directs the business, please disclose similar information in future filings or tell us why such disclosures would not be beneficial to investors. In your response, please provide us with what your proposed disclosure would have looked like for the periods presented.

2. We note your response to comment 1 in our letter dated February 26, 2014, and the general factors included in your proposed disclosure explaining why comparable store sales changed period over period. Given the material increase in your revenues, please provide a more informative explanation for the drivers of your comparable store sales fluctuations. In doing so, as required by Item 303(a)(3)(iii) of Regulation S-K, please provide a narrative discussion of the extent to which such increases were attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Please also quantify the factors contributing to the increase or explain why quantification is not practicable.

Item 15. Exhibits and Financial Statement Schedules, page 60

3. We note your response to comment 2 in our letter dated February 26, 2014 and are reissuing portions of our comment. Please tell us what valuation and qualifying accounts, or categories of valuation and qualifying accounts, you considered for inclusion in Schedule II, and your quantitative and qualitative considerations in determining they were not required to be presented. Additionally, as previously requested, please provide us with a rollforward of your sales returns allowance on a gross basis.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief